                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                                 Amendment No.1

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          Stock Market Solutions, Inc.
                 (Name of small business issuer in our charter)

              Nevada                              7372                          88-0443110
    (State or other jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer Identification
     incorporation or organization)      Classification Code Number)              Number)

                            1752 N.W. Third Terrace
                                   Suite 118-c
                           Fort Lauderdale, FL 33311

              (Address of principal executive offices) (Zip Code)

                   Registrant's telephone number: 954-524-1452

Securities to be registered under section 12(b) of the Act:  None

Securities to be registered under section 12(g) of the Act:

50,000,000 shares of common stock, $.001 par value

                                TABLE OF CONTENTS
                                -----------------

PART I - ITEM 1. DESCRIPTION OF BUSINESS.......................................3

   RISK FACTORS...............................................................10

   OUR POOR FINANCIAL CONDITION RAISES SUBSTANTIAL DOUBT ABOUT OUR ABILITY
   TO CONTINUE AS A GOING CONCERN.  YOU WILL BE UNABLE TO DETERMINE WHETHER WE
   WILL EVER BECOME PROFITABLE................................................10

   WE ARE A DEVELOPMENT STAGE COMPANY IN THE INTERNET COMPUTER BASED STOCK
   MARKET TRADING SYSTEM BUSINESS AND WE HAVE NO OPERATING HISTORY; BECAUSE OUR
   PLANNED GROWTH IS CONTINGENT UPON RECEIVING ADDITIONAL FUNDING, YOU WILL BE
   UNABLE TO EVALUATE WHETHER OUR BUSINESS WILL BE SUCCESSFUL.................10

   BECAUSE OUR INTERNET-BASED STOCK TRADING SYSTEMS HAVE NOT BEEN ACCEPTED BY
   STOCK MARKET TRADERS  AS AN ACCEPTABLE FORM OF STOCK TRADING, WE FACE
   SIGNIFICANT BARRIERS TO ACCEPTANCE OF OUR SERVICES.........................11

   WE FACE RISKS DUE TO COMPETING TECHNOLOGIES OR DEVELOPMENT OF NEW
   TECHNOLOGIES, WHICH MAY LESSEN CONSUMER ATTRACTION TO OUR TECHNOLOGIES.....11

   BECAUSE WE OFFER REFUNDS IF OUR CUSTOMERS AREN'T SATISFIED DURING THE
   FIRST 30 DAYS THEY USE OUR PROGRAMS, WE MAY HAVE TO MAKE SUBSTANTIAL
   REFUNDS, WHICH WILL REDUCE OUR REVENUES....................................11

   WE WILL RELY UPON THIRD PARTIES FOR THE DEVELOPMENT AND MAINTENANCE OF OUR
   INTERNET SERVICES; ANY FAILURES ON THE PART OF OUR THIRD PARTY PROVIDERS
   MAY INHIBIT OUR INTERNET CONNECTIONS AND THE SECURITY AND INTEGRITY OF OUR
   SOFTWARE AND ACCOUNTING....................................................12

   IF SUBSTANTIAL NUMBERS OF OUR CUSTOMERS LOSE CONNECTION TO OUR WEBSITE,
   WE WILL LOSE CUSTOMERS AND FAIL TO DEVELOP REPEAT BUSINESS WHICH WILL
   REDUCE OUR REVENUES........................................................12

   OUR VULNERABILITY TO SECURITY BREACHES, GLITCHES AND OTHER COMPUTER
   FAILURES COULD HARM OUR CUSTOMER RELATIONSHIPS, OUR ABILITY TO BROADEN OUR
   CUSTOMER BASE AND OUR ABILITY TO PROMOTE OUR BUSINESS......................12

   BECAUSE OUR SOFTWARE TRADING SYSTEM BUSINESS DEPENDS UPON OUR INTELLECTUAL
   PROPERTY RIGHTS, WHICH WE HAVE NOT TAKEN ANY FORMAL LEGAL ACTION TO PROTECT
   AGAINST THIRD PARTIES, OUR REVENUES MAY BE REDUCED.........................12

   OUR OFFICER, DIRECTOR AND PRINCIPAL STOCKHOLDER CAN EXERT CONTROL OVER
   MATTERS REQUIRING STOCKHOLDER APPROVAL.....................................12

   OUR MANAGEMENT DECISIONS ARE MADE BY OUR FOUNDER AND CHAIRMAN OF THE
   BOARD, MR. RICHARD SMITTEN; IF WE LOSE HIS SERVICES, OUR REVENUES MAY BE
   REDUCED....................................................................13

   BECAUSE OUR COMMON STOCK IS CONSIDERED A PENNY STOCK, ANY INVESTMENT IN
   OUR COMMON STOCK IS CONSIDERED A HIGH-RISK INVESTMENT AND IS SUBJECT TO
   RESTRICTIONS ON MARKETABILITY; YOU MAY BE UNABLE TO SELL YOUR SHARES.......13

   CERTAIN NEVADA CORPORATION LAW PROVISIONS COULD PREVENT A POTENTIAL
   TAKEOVER OF US THAT COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON
   STOCK OR DEPRIVE YOU OF A PREMIUM OVER THE MARKET PRICE....................15

PART I -  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS.15

PART I -  ITEM 3. DESCRIPTION OF PROPERTY.....................................19

PART I -  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT..................................................20

PART I -  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

PART I - ITEM 1. DESCRIPTION OF BUSINESS

Business Development
--------------------

We are a Nevada corporation formed in June 1994 under the name Cyber Synergy,
Inc. to develop stock market related software applications. In November 1999, we changed our name to Jesse Livermore.com, Inc. In December 2001 we changed our name to Stock Market Solutions, Inc. Our principal executive offices are located at 1752 N.W. Third Terrace Suite 118-c, Fort Lauderdale, FL 33311.

Stock Market Solutions:

o        was inactive until entering the development stage in January 1999;
o        has no operating history;
o        has earned no revenues;
o        has insufficient cash resources to satisfy its cash requirements over the next 12 months; and
o        has no sources of funding identified.

We offer computer programs designed to provide educational/instructional assistance and aid to those stock market traders who wish to learn how to trade in the stock market using a system previously developed by an early 20th century stock market trader, Jesse Livermore. We will use the Internet to execute this on-line computer based stock trading system which will show stock market traders how to use a trading program which they can learn, practice and then, if they so desire, use for their own account.

As Jesse Livermore said, "Wall Street never changes, the pockets change, the stocks change, but Wall Street never changes, because human nature never changes." "The Amazing Life of Jesse Livermore--World's Greatest Stock Trader,"
Richard Smitten, published by Traders Press in November 1999, at page 40. We believe Jessie Livermore's system is applicable to traders today because we believe many traders in the stock market today trade based upon the same human behavioral patterns as traders in the early 20th century.

Livermore believed that the stock market was driven by humans and humans are driven by their emotions, not their intellect and the key to trading the market was to try and understand and anticipate these emotions. This human emotional factor, he explained, was why recurring patterns occurred. Livermore believed that these patterns reoccur because the same human behavior reoccurs and the stock patterns are nothing more than a reflection of human emotions and behavior in the stock market.

In general, the system developed by Livermore involves the following principles:

o        Tandem Trading - When Livermore bought a stock, say the Ford Motor
         Company, he would also track General Motors because he believed that similar stocks  move in tandem, so when both turn in trend it is an indication as to which way the stock is going to go.

o        Group Trading - Livermore believed that stocks move together in a group and they change direction as a group.  If, for instance, the leader of the computer group changes direction, one will usually see all the stocks in the computer group change direction.

o        Top Down Trading - Livermore believed that one should not trade against the basic trend of the overall market so he was very careful in his analysis to try and determine the basic trend of the market. He would also trade both sides of the market - long and short. So, as a current example, if he believed  the NASDAQ was in a downtrend he would not be long any NASDAQ stocks.

o        The 10% Rule - Livermore believed a trader should never sustain a loss of more  than 10% of invested capital and that if the trader did sustains a loss of  10% or more, the rule was that the trader must close out his position - no  questions asked - just close it out.

o        The Always Pay More Buying Rules - Livermore believed that one must not take  a full position all at once. He believed that one should buy
         20% first and buy the second 20% only if the stock has moved up in price. The same would be  true of the remaining buying positions of a further 20%, and the final  40% - all bought at higher prices. The reason for this was that if the stock  moved up in price it proved one had made the right decision in the first place.

We believe that an advantage of our system is that it will include the Jesse
Livermore trading simulator, which is an instructional on-line stock market simulator. Using our simulator, clients can learn how to trade the market in a realistic fashion using the Jesse Livermore Trading system, while putting up no real money and therefore risking nothing in the learning period.

We are the outgrowth of over two years of computer-based stock trading system software design and development by Richard Smitten, president, Dennis Kranyak anticipated to become executive vice president, and David Leitzke, anticipated to become vice president of research and development upon receipt of sufficient funding.

Since our inception we have devoted our activities to the following:

o        Developing our business plan
o        Obtaining and developing necessary intellectual property
o        Establishing our website
o        Determining the market for the services we intend to offer on our website.

We have never been the subject of any bankruptcy or receivership action. We have had no reclassification, merger, and consolidation.

The current status of our two programs is as follows:

o        Trading system - Further engineering in the form of writing the final software code for the product is still necessary in order to develop our prototype. The concepts and early design features have been decided
         on.  What is left is the actual code writing to implement the software system.

o        Simulator - This product is still in the planning stage with further engineering necessary in order to develop our prototype.

Principal Products and Services
-------------------------------

Our Jesse Livermore stock market trading software is designed to provide general educational investment information consisting of:

o        A computer-based trading system that also offers analysis and interpretation of data based upon a particular type of trading system-
         the Jesse Livermore system.
o        A computer based practice-trading system called the Jesse Livermore trading simulator that allows traders to avoid losing any real money while at the same time simulating the actual results of trading in the market using our system.
o        Stock quotations and other market data in real time.

The trading program is aimed at stock market traders. They, and any persons using the software, are cautioned that before making any investment decisions to consult a qualified financial advisor to consider which investments are best suited to them, their risk tolerance, and their current financial situation and abilities.

We are currently developing two software products

o        Jesse Livermore stock trading program
o        Jesse Livermore trading simulator

These products are based upon trading principles of Jesse Livermore, a stock trader who lived from 1877 - 1940.

Our theory of having our customers practice by trading on the Jesse Livermore trading simulator is consistent with the advice of Jesse Livermore who said,
"You can't tell if you judgment is right until you put your money on the line.
If you don't put your money on the table you can never test your judgment, because you can never test your emotions. And I believe it is emotion, not reason that dictates the direction of the stock market, just like most important things in life: love, marriage, children, war, sex, crime, passions, religion.
It is rarely reason that drives people." "How To Trade In Stocks," written by
Jesse Livermore with added material by Richard Smitten, published by Traders
Press in 2001, at page 164.

The trading simulator demonstrates the hypothetical outcomes of trading the stock market using our system without the traders having
to risk their own money.

The theory behind our trading system is that after a trader learns how the
Livermore trading system works with the simulator; they can use the principles on which the program is based for actual trading. Of course, they may or may not be successful in implementing the trading program, but they can learn at no financial risk from their trading activities.

The two programs will be accessed from our website, WWW.STOCKMARKETSOLUTIONS.ORG.
Our website development has progressed as follows:

o        From February of 1999 - Working on overall design and technical aspects
o        January 10, 2002 - Initiation of Beta test of website
o        February 13, 2002 - Successful completion of Beta test and posting of website for public viewing.

It is anticipated that each individual user of these programs will pay $1500.00 per month for the combined trading and simulator programs. We intend to offer all our customers a 30-day free trial period. If the customer is not satisfied during the first 30 day period, he will receive a full rebate. Thereafter, a customer can cancel with 60 days notice. We cannot predict how long traders will use our program. We believe that so long as a trader is using the system and making money, they will not discontinue use of our product. Our revenue recognition policy provides the following: Revenue receipts from a customer during the customer's 30-day trial period will be recorded as a deferred liability and recognized when the refund period expires. Revenue receipts after the 30-day trial period will be recorded as a deferred liability and recognized as revenue on a pro-rata basis as earned over the service period.

Our Marketing Program
---------------------

We anticipate that we will sell our products either directly through sales calls, or our website, stockmarketsolutions.org, or as a result of referrals from our affiliate alliance partner Internet sites to be connected to our site.
We have no current partnering and/or marketing relationships.

Our target market is an experienced stock market trader who wants to use a computer based trading program. Our definition of an experienced stock market trader is a person who is an employee of and trades on behalf of a brokerage firm or mutual fund, or perhaps a hedge fund. The person would have to have trading control of a account of more than one hundred thousand dollars. We would also hope that the trader had at least three years of trading experience.

Our programs are designed to educate investors and traders with experience about stock trading and explain how they can use our particular method of trading to improve their trading results for themselves or the firm they work for.

Initially, we intend to advertise and place links on other financial websites such as Nirvana Systems and Telescan. These sites will receive from 20 to 25% of the revenue from users who ultimately subscribe to our services and our sourced by these websites. No such agreements are in place.

We also will be making sales calls directly to our targeted customers, such as brokers and mutual fund traders.

In addition, we intend to send e-mail transmissions targeted to a purchased database of brokers and mutual fund companies who are believed by the seller of the database to use their computers for in-house stock trading. No such agreements are currently in place.

Research and Development
------------------------

Since inception we have spent $6,000 on software development. We will pay an additional $6,000 to Mr. Leitzke upon completion of the development of the current level of software. This is expected to occur by December of 2002.

We plan to conduct a minimum of $150,000 in research in the development of our products during the next 12 months, provided the funds are available.

Material Contracts
------------------

We are classified as an application service provider, meaning that the customer will log on to our Internet web server and will work on our stock trading system program on-line.

We anticipate using Quotes.com as our web hosting service and also as our
Internet service provider. As of the date of this registration statement, we have no firm agreement with Quotes.com. However, even if we are unable to reach an agreement with them, we believe there are many other alternative suppliers of this service at approximately the same cost. We anticipate maintaining a back-up shared server site at Data Centurion of Toronto, Ontario Canada to address the potential of a total crash of the Quotes.com servers.

                                       7

Competition
-----------

The on-line stock trading industry is increasingly competitive with many competitors on the Internet. In addition, because barriers to market entry are relatively low and new competitors can establish new sites at a relatively low cost utilizing a variety of software, we expect competition to become increasingly intensified in the future. Therefore, competition is rapidly evolving and we may not be able to keep pace with the intense competition in this market. Therefore, potential customers may obtain stock trading advice and programs from many other sources that offer similar systems to ours.

Many of our competitors have significantly greater brand recognition, customer bases, operating histories and financial and other resources. In addition, many companies have expanded the size of their operations by acquiring other complimentary companies or forming advantageous strategic alliances. We compete with firms offering on-line Internet software trading systems as well as off-line systems and advice. In addition, many of our competitors offer the same services at less cost than us and have the financial resources to create more attractive pricing.

Some companies, for example provide only raw financial data. Some of these companies are: Telescan, Quotes Plus, E-Signal, Worden Brothers, Dial Data and
Quote.Com. These companies provide no assistance in interpreting the raw financial data.

There are also a number of companies that are beginning to offer various stock trading software. These companies include: Omnitrader/Stocks Edition, Trade
Station, AIQ - Stock Expert, Vector Vest, Meta Stock pro and Professional
Analyst by TrendSetter software.

These competitors have the following advantages over the services that we now offer:

o        Being operational
o        A larger sales force
o        Greater brand recognition
o        A longer corporate history

We intend to compete effectively or overcome these competitive advantages based upon the fact that our program has the following components:

o        A computer-based trading system that also offers analysis and interpretation of data based upon a specific trading system, the Jesse Livermore system of stock trading

o        A stock trading simulator that realistically represents results of trading in the stock market using our system, submitted in real time
o        Stock quotation and other market data

Employees
---------

We have one employee, our Chairman of the Board Mr. Smitten. He currently devotes approximately 70% of his time to our business and anticipates that during the next 12 months he will devote approximately 90% of his time to our business.

                                       8

In addition to our Chairman of the Board,  we plan to hire the following  people if we secure additional funding.

o        President and COO
o        Executive Vice President
o        Research Vice President
o        Administration Vice
              President
o        Customer Service Consultant
o        Accountant/bookkeeper

The number of employees we will hire will be dependent upon the amount of money we anticipate we will have available to fund these positions.

Proprietary Rights
------------------

We have obtained from Mr. Smitten the exclusive right to utilize the information contained in both of his Jesse Livermore books as the basis of the Jesse
Livermore computer trading system. These books are:

o        "Jesse  Livermore:   World's  Greatest Stock Trader."

o        "How To Trade in Stocks."

We issued Mr. Smitten 6,000,000 shares of common stock for these rights at par value based upon the funds he had expended in developing these rights.

We believe this transaction was on terms at least as favorable to us as those generally available from unaffiliated third parties.

We have also obtained a full and exclusive, assignment from Mr. Leitzke as the developer of all his rights to the Jesse Livermore Trading System and Virtual
Trading Software.

Our website, Stockmarketsolutions.org, was acquired from Dennis Kranyak in exchange for 1,200,000 shares of common stock valued at par value of $.001 per share. This pricing was based upon the amount of time and expenses incurred by
Mr. Kranyak in developing the website.

                                       9

RISK FACTORS

Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will ever become profitable.

From our inception to March 31, 2002, we incurred operating losses of ($38,699)
and had a net working capital deficiency of $26,699. In addition, as of March
31, 2002, we had only $201 of current cash available. Our current cash resources of $201 are not sufficient to satisfy our cash requirements over the next 12 months. We will need to secure a minimum of $100,000 to satisfy such requirements, but we need a minimum of $335,000 in additional funds to finance our planned expansion in the next 12 months, which funds will be used for product development, sales and marketing and customer service. However in order to become profitable we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding.

Accordingly, our accountants have indicated there is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

Stock Market Solutions' financial statements do not include any adjustments to asset carrying values or the classification of liabilities that might result should Stock Market Solutions be unable to continue as a going concern.

Because of the lack of these adjustments, there is risk in using Stock Market
Solutions' financial statements.

We are a development stage company in the internet computer based stock market trading system business and we have no operating history; because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding.
Other than this offering, which may not be successful, we have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

o        Inability to raise necessary revenue to operate for the next 12 months or thereafter

o        Public relations, advertising and marketing costs that may exceed our current estimates

o        Unanticipated development expenses particularly in the software area.

o        Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including public relations, advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

o        Total assets, liabilities,
         and equity
o        Total revenues
o        Gross sales and operating
         margins
o        Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable. Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.

                                       10

Because our Internet-based stock trading system has not been accepted by stock market traders as an acceptable form of stock trading, we face significant barriers to acceptance of our services.

Our business involves the use of on-line software stock trading methods. The use of the Internet is a relatively new form by which to provide these type of services and may not be accepted by stock market traders.

We face risks due to competing technologies or development of new technologies, which may lessen consumer attraction to our technologies.

Our essential computer software may become obsolete within a short period of time. In addition, we face competition from other companies in the Internet software stock trading business that may have superior alternative technologies.
These companies include: Omnitrader/Stocks Edition, Trade Station, AIQ - Stock
Expert, Vector Vest, Meta Stock Pro Version and Professional Analyst by
TrendSetter software. We will initially use technology and software based upon only one type of trading system. Consumers may prefer other alternative technologies or systems that have perceived or actual advantages to our technology.

Because stock market traders may obtain other advice concerning stock trading for free, our revenues may be reduced.

We will charge stock market traders a fee of $1,500 per month to use our trading system, including our simulator. There are also possible alternative forms of securing investment advice for free. For instance, many stockbrokers and mutual funds have in-house analysts that offer the firm, in effect, free investment advice. Accordingly, if we are unable to distinguish the advantages of our fee based services from internal in-house investment advice services that are offered for free, our revenues will be reduced.

Because we offer refunds if our customers aren't satisfied during the first 30 days they use our programs, we may have to make substantial refunds, which will reduce our revenues.

We intend to offer all our customers a 30-day free trial period. The fee is first collected and then refunded to the customer if they are in any way dissatisfied with the our product. Substantial requests for refunds will reduce our revenues.

We will rely upon third parties for the development and maintenance of our
Internet services; any failures on the part of our third party providers may inhibit our Internet connections and the security and integrity of our software and accounting.

We anticipate that we will rely on third parties to maintain, house and operate the Internet servers that host our website. Although we anticipate that our agreements with these third parties will include service agreements and back-up facilities, in the event of any technical failures, the third parties may not comply with the terms of the service agreements. Any service interruptions resulting from failures by third party maintenance providers would reduce confidence in our services. Any failures on the part of our third party providers could reduce revenues we receive from the operation of our website and software trading system.

                                       11

If substantial numbers of our customers lose connection to our website, we will lose customers and fail to develop repeat business which will reduce our revenues.

Although we will test our services for errors and attempt to identify any bugs or errors, our services may contain the following problems leading to interruptions in our service:

o        Undetected errors or bugs

o        Inability of our server to  handle peak loads

o        Systems failures by our Internet service provider

o        Inactivity by users for  periods while remaining on-line

Repeated disruptions due to such errors or even one disruption may dissuade users from ever using our services again. Accordingly, if we fail to develop effective systems to detect such errors or guard against such errors and there are substantial interruptions, we will be unsuccessful at developing repeat business, and our revenues will be reduced.

Our vulnerability to security breaches, glitches and other computer failures could harm our customer relationships, our ability to broaden our customer base and our ability to promote our business.

We will offer our services through our Internet site at:
WWW.STOCKMARKETSOLUTIONS.org.

The secure transmission of confidential information over public networks is a critical element of our operations. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. If we are unable to prevent unauthorized access to our users'
information and transactions, our customer relationships will be harmed.
Although we intend to implement industry-standard security measures, these measures may not prevent future security breaches. Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.

Because our software trading system business depends upon our intellectual property rights, which we have not taken any formal legal action to protect against third parties, our revenues may be reduced.

We have currently not taken any formal legal steps to protect important intellectual property related to our software trading system, although we are protected through our current copyrighted book rights. We anticipate we will take these further steps upon securing additional funding.

Our officer, director and principal stockholder can exert control over matters requiring stockholder approval.

Our executive officer, director Richard Smitten, and holder of 5% or more of our outstanding common stock beneficially owns approximately 33% of our outstanding common stock. This individual will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Our management decisions are made by our founder and Chairman of the Board, Mr.
Richard Smitten; if we lose his services, our revenues may be reduced.

The success of our business is dependent upon the expertise of our Chairman of the Board, Mr. Richard Smitten. Because Mr. Smitten is essential to our operations, you must rely on his management decisions. Our Chairman of the
Board, Mr. Richard Smitten will continue to control our business affairs after the filing. We have not obtained any key man life insurance relating to Mr.
Richard Smitten. If we lose his services, we may not be able to hire and retain another Chairman of the Board with comparable experience. As a result, the loss of Mr. Richard Smitten's services could reduce our revenues.

                                       12

The person responsible for managing our business, Mr. Richard Smitten, will devote less than full time to our business, which may reduce our revenues.

We currently have no employees other than Mr. Smitten. In his capacity as founder and Chairman of the Board, Mr. Smitten currently devotes approximately
70% of his time to our business and anticipates that during the next 12 months he will devote approximately 90% of his time to our business. Mr. Smitten may not be able to devote the time necessary to our business to assure successful implementation of our business plan.

Because there is not now and may never be a public market for our common stock, investors may have difficulty in reselling their shares.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investor's ability to resell their shares.

Because our common stock is considered a penny stock, any investment in our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations at page 22 below.

Sales of our common stock under Rule 144 could reduce the price of our stock.

There are 6,000,000 shares of our common stock held by Mr. Smitten that Rule 144 of the Securities Act of 1933 defines as restricted securities. There are
11,120,000 shares of our common stock held by non-affiliates that are also restricted securities but which securities may currently be resold under Rule
144(k) after July 15, 2002. The remaining 880,000 shares currently held by non-affiliates will have been held for more than one year after July 16, 2002 may be resold under Rule 144 as described below.

All of our shares will be eligible for resale no later than 90 days after this registration statement is declared effective, however affiliates will still be subject to the resale restrictions of Rule 144. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least one year, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. These restrictions do not apply to resales under Rule 144(k).

As a result of the provisions of Rule 144 , all of the restricted securities could be available for sale in a public market, if developed, no later than 90 days after the effective date of this registration statement. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

                                       13

In the future, our stock may trade on the over-the-counter bulletin board;
because the bulletin board does not operate under the same rules and standards as the Nasdaq stock market, our stockholders may have greater difficulty in selling their shares when they want and for the price they want.

The over-the-counter bulletin board is separate and distinct from the Nasdaq stock market. Nasdaq has no business relationship with issuers of securities quoted on the over-the-counter bulletin board. The SEC's order handling rules, which apply to Nasdaq-listed securities don't apply to securities quoted on the bulletin board.

Although the Nasdaq stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the over-the-counter bulletin board has no listing standards. Rather, it is the market maker, who chooses to quote a security on the system, files the application and is obligated to comply with keeping information about the issuer in its files. The NASD cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Because stocks traded on the bulletin board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts, our stockholders may have greater difficulty in selling their shares when they want and for the price they want.

Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the over-the-counter bulleting board rather than on Nasdaq. Investors' orders may be filled at a price much different than expected when an order is placed.
Trading activity in general is not conducted as efficiently and effectively as with Nasdaq-listed securities.

Investors must contact a broker dealer to trade bulletin board securities.
Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders
- an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for Nasdaq-listed securities.

Certain Nevada corporation law provisions could prevent a potential takeover of us that could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock.
Because Nevada corporation law requires board approval of a transaction involving a change in our control; it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors. Neither our articles nor our by-laws contain any similar provisions.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

                                       14

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend,"
"plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the
Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

Overview
--------

Stock market traders can trade the stock market using our proprietary software system, supplied on the Internet. The Livermore trading system is designed to help stock market traders utilize a computer based trading program using the principals of the Jessie Livermore trading system. Our only future source of revenue is through subscriptions to our software products.

The primary methodology of the trading system is based on stock trader Jesse
Livermore's methods and techniques that he developed in over forty-five years of trading the market as outlined in two books:

o        "How To Trade In Stocks" written by Jesse Livermore with additional material by Richard Smitten

o        "Jesse Livermore: World's Greatest Stock Market Trader" written by
          Richard Smitten.

Since our inception we have devoted our activities to the following:

o        Developing our business plan

o        Obtaining and developing necessary intellectual property

o        Raising capital

o        Establishing our website

o        Developing markets for the services we offer on our website

                                       15

              Three months ended March 31, 2002 vs. March 31, 2001

                                                                             Three Months Ended
                                                                                  March 31,
                                                                            -------------------    -------------------
                                                                                   2002                   2001
                                                                            -------------------    -------------------
                                                                            -------------------    -------------------

Operating Expenses
Legal                                                                    $               -      $             22,500
Software impairment loss                                                                 -                      -
Accounting                                                                              3,000                   -
General and administrative                                                                227                  1,047
                                                                            -------------------
                                                                            -------------------    -------------------
Total Operating Expenses                                                                3,227                 23,547

                                                                            -------------------    -------------------
                                                                            -------------------    -------------------

Loss from Operations                                                                    3,227                 23,547
                                                                            -------------------    -------------------
                                                                            -------------------    -------------------

Net Loss                                                                               (3,227)               (23,547)
                                                                            ===================    ===================

We had no significant activity during the three month period ended March 31, 2002.
December 31, 2000 vs. December 31, 2001
---------------------------------------

---------------------------- ------------------------------- ------------------------- -------------------------------------
Income Statement                  Year end December 31        From January 22, 1999                   Reason
                                                                  (inception of
                                                              development stage) to
                                                                December 31, 2001
---------------------------- ------------------------------- ------------------------- -------------------------------------
                                   2001            2000
---------------------------- ----------------- ------------- ------------------------- -------------------------------------
Revenues                                    0             0                         0  We have not generated any revenues
                                                                                       as of this date. We intend to
                                                                                       charge $1500 per month per seat to
                                                                                       our customers for full use of our
                                                                                       Jesse Livermore software. At the
                                                                                       rate of each hundred subscribers,
                                                                                       we will receive a gross income of
                                                                                       $150,000 per month, assuming
                                                                                       collection of all receivables.

---------------------------- ----------------- ------------- ------------------------- -------------------------------------
Cost of Revenues                            0             0                         0
---------------------------- ----------------- ------------- ------------------------- -------------------------------------

---------------------------- ----------------- ------------- ------------------------- -------------------------------------
Gross Profit                                0             0                         0
---------------------------- ----------------- ------------- ------------------------- -------------------------------------

---------------------------- ----------------- ------------- ------------------------- -------------------------------------

                                       16

Operating Expenses:
---------------------------- ----------------- ------------- ------------------------- -------------------------------------
  Legal                               $26,090                                  26,090  Expenses associated with this
                                                                                       registration statement
---------------------------- ----------------- ------------- ------------------------- -------------------------------------
  General and                          $2,690          $679                      3412  More administrative costs as we
Administrative                                                                         continued development of our
                                                                                       business
---------------------------- ----------------- ------------- ------------------------- -------------------------------------
TOTAL OPERATING EXPENSES               28,780           679                    29,472  As the subscriber side of the
                                                                                       system grows, our operating
                                                                                       expenses will increase accordingly,
                                                                                       particularly in maintaining a team
                                                                                       of technical, sales, and general
                                                                                       and administrative staff that is
                                                                                       needed to support the software and
                                                                                       website.

                                                                                       Initially, we intend to advertise
                                                                                       and place links on other financial
                                                                                       websites such as Nirvana Systems
                                                                                       and Telescan.   These sites will
                                                                                       receive a portion of the revenue
                                                                                       from users who ultimately subscribe
                                                                                       to our services.  No such
                                                                                       agreements are in place but talks
                                                                                       are underway.

                                                                                       In addition, we intend to send
                                                                                       e-mail transmissions targeted to a
                                                                                       purchased database of brokerage
                                                                                       firms and mutual fund traders who
                                                                                       are believed by the seller of the
                                                                                       database to use their computers for
                                                                                       stock trading.  No such agreements
                                                                                       are in place.   The price of this
                                                                                       program is expected to be twenty
                                                                                       five per cent of the revenue.

                                                                                       General and administrative expenses
                                                                                       will consist primarily of executive
                                                                                       salaries, general overhead, and
                                                                                       technical personnel. We anticipate
                                                                                       that general and administrative
                                                                                       expenses will continue to increase
                                                                                       as business expands.

---------------------------- ----------------- ------------- ------------------------- -------------------------------------

---------------------------- ----------------- ------------- ------------------------- -------------------------------------
Loss before Taxes                      28,780           679                    29,472
---------------------------- ----------------- ------------- ------------------------- -------------------------------------

Balance Sheet - March 31, 2002

Assets
------

                                                                          March 31, 2002
                                                                        -------------------
Current Assets
Cash                                                                 $                201
                                                                        -------------------
Total Current Assets                                                                  201
                                                                        -------------------

Other Assets
------------
Website, net of accumulated amortization of $50 and $0                              1,150
                                                                        -------------------
Total Other Assets                                                                  1,150
------------------
                                                                        -------------------

                                                                        -------------------
Total Assets                                                         $              1,351
------------
                                                                        ===================

Liabilities and Stockholders' Deficiency
----------------------------------------

Current Liabilities
-------------------
Accounts payable                                                     $              3,000
Due to Officer                                                                     25,050
                                                                        -------------------
Total Current Liabilities                                                          28,050
-------------------------
                                                                        -------------------

Stockholders' Deficiency
Common stock, par value $0.001, 50,000,000 shares authorized,
   18,000,000 shares issued and outstanding                                        18,000
Deficit accumulated during development stage                                      (44,699)
                                                                        -------------------
Total Stockholders' Deficiency                                                    (26,699)
                                                                        -------------------

Total Liabilities and Stockholder's Deficiency                       $              1,351
----------------------------------------------
                                                                        ===================

                                       17

Plan of operations:

We plan to accomplish our future plan of operations as follows:

EVENT OR MILESTONE PERTAINING TO       TIME FRAME FOR                   METHOD OF ACHIEVEMENT          ESTIMATEDCOST
SALES AND MARKETING                    IMPLEMENTATION                                                  LOW END -HIGH END
---------------------------- ------------------------------------------ ------------------------------ -----------------------
-------------------------------------- -------------------------------- ------------------------------ -----------------------
Finish off existing software           July 1, 2002 -                   Hire a professional            $55,000 to
including the Jesse Livermore          April 30, 2003                   software-writing firm to       $400,000
trading simulator                                                       finish software
-------------------------------------- -------------------------------- ------------------------------ -----------------------

-------------------------------------- -------------------------------- ------------------------------ -----------------------
EVENT OR MILESTONE PERTAINING TO       TIME FRAME FOR                   METHOD OF ACHIEVEMENT          ESTIMATEDCOST
SALES AND MARKETING                    IMPLEMENTATION                                                  LOW END -HIGH END
-------------------------------------- -------------------------------- ------------------------------ -----------------------
-------------------------------------- -------------------------------- ------------------------------ -----------------------
Conduct a North American public        May 1, 2002 - April 30, 2003     Hire a professional public
relations and media advertising                                         relations firm.  Place         $65,000 to $150,000
campaign.                                                               interviews and a small
                                                                        amount of media
                                                                        advertisements in nationally
                                                                        recognized newspapers and
                                                                        trade publications.
-------------------------------------- -------------------------------- ------------------------------ -----------------------
-------------------------------------- -------------------------------- ------------------------------ -----------------------
Conduct a North American direct mail   July 1, 2002 - December 31,      Hire a professional            $55,000 to
campaign aimed at brokers and mutual   2002                             promotions firm.  Attend       $300,000
fund traders.                                                           various trade shows and
                                                                        public engagements as
                                                                        advised to promote our
                                                                        services.
-------------------------------------- -------------------------------- ------------------------------ -----------------------
-------------------------------------- -------------------------------- ------------------------------ -----------------------
Conduct various seminars to            July 1, 2002 - December 31,      As required, depending on      $30,000 to
Universities, conventions, stock       2002                             nature and duration of         $100,000
brokerage firms and mutual funds to                                     travel.
provide information on the Livermore
trading approach.
-------------------------------------- -------------------------------- ------------------------------ -----------------------
-------------------------------------- -------------------------------- ------------------------------ -----------------------
Hire a corporate sales manager.        July 1, 2002 - February 28,      Through in-house efforts.      Salaries - $65,000
                                       2003

-------------------------------------- -------------------------------- ------------------------------ -----------------------

-------------------------------------- -------------------------------- ------------------------------ ------------------
EVENT OR MILESTONE PERTAINING TO       TIME FRAME FOR                   METHOD OF ACHIEVEMENT          ESTIMATED
CUSTOMER SUPPORT                       IMPLEMENTATION                                                  COST
-------------------------------------- -------------------------------- ------------------------------ ------------------
-------------------------------------- -------------------------------- ------------------------------ ------------------
Hire two customer support staff.       July 1, 2002 - February 28,      Through in-house efforts.      Salaries -
                                       2003.                                                           $65,000
-------------------------------------- -------------------------------- ------------------------------ ------------------

Total Low End Cost--$335,000
Total High End Cost--$1,100,000

                                       18

Excludes general working capital

The cost of these activities must all be funded with future debt or equity financing.

In addition to hiring the employees specified above, we anticipate that Mr.
Leitzke and Mr. Kranyak will both become employees in the next 12 months.

We plan to conduct a minimum of $150,000 in research in the development of our products during the next 12 months, provided the funds are available.

In addition, one aspect of our strategy to grow is to expand the scope of our operations by acquiring other businesses in stock market related industries, such as providers of source data concerning the market. We believe that our anticipated public company status will make us an attractive buyer to certain stock market related acquisition candidates in this area. We have not developed any acquisition discipline or criteria to evaluate acquisition opportunities.
Accordingly, any acquisition candidate that is selected may be a financially unstable company or an entity in an early stage of development or growth, including entities without established records of sales or earnings. As of the date of this prospectus, we have not entered into or negotiated any arrangements for an acquisition with any stock market related acquisition candidate.

Liquidity and capital resources
-------------------------------

From our inception to March 31, 2002, we incurred operating losses of ($38,699)
and had a net working capital deficiency of $26,699. In addition, as of March
31, 2002, we had only $201 of current cash available. Our current cash resources of $201 are not sufficient to satisfy our cash requirements over the next 12 months. We will need to secure a minimum of $100,000 to satisfy such requirements, but we need a minimum of $335,000 in additional funds to finance our planned expansion in the next 12 months, which funds will be used for product development, sales and marketing and customer service. However in order to become profitable we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding.

Until financing has been received, all our costs, including those associated with on-going SEC reporting requirements, will be funded by management, to the extent that funds are available to do so.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our executive offices are located in the home of our president at 1752 N.W.
Third Terrace Suite 118-c Fort Lauderdale, FL 33311. No rent is charged. Our telephone number is 954-524-1452.

We believe that our facilities are adequate to meet our current needs. However, as we begin to implement our business plan, we will need to locate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future. Our offices are in good condition and are sufficient to conduct our operations.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure.
We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages.
Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

                                       19

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

---------------------------- -------------------------- --------------------------
Name address of beneficial   Amount of beneficial       Percentage
owner                        owner ship
---------------------------- -------------------------- --------------------------
---------------------------- -------------------------- --------------------------
Richard Smitten              6,000,000                  33.3
1752 NW 3rd Terrace
Suite 118-c Fort
Lauderdale, Fl
33311
---------------------------- -------------------------- --------------------------
---------------------------- -------------------------- --------------------------
Dennis Kranyak               1,400,000                  7.7
6397 Union Mill Road
Clifton, VA
20124 - 1108
---------------------------- -------------------------- --------------------------
---------------------------- -------------------------- --------------------------
All directors and            6,000,000                  33.3
executive officers as a
group (one person)
---------------------------- -------------------------- --------------------------

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon
18,000,000 shares of common stock outstanding as of December 31, 2001.

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our director and executive officer is as follows:

----------------------------------- ---------- ---------------------------------
     Name                           Age             Position
     ----                           ---             --------
----------------------------------- ---------- ---------------------------------

Richard Smitten                        61      Chairman of the Board
----------------------------------- ---------- ---------------------------------

Mr. Richard Smitten joined us at inception in June 1994. From July 1985 to date, has been an author. He has written and published 11 books. Prior to 1985 Mr.
Smitten was the executive vice-president of MTS International a global personnel company. Before that, Mr. Smitten was the Canadian marketing director for the
Vicks consumer goods company, makers of Vicks Vaporub and cold products, Lavoris and Clearasil. Mr. Smitten is a graduate of University of Western Ontario, located in London Ontario. His last two books were on the stock market and written for Trader's Press and John Wiley and Sons.

                                       20

Richard Smitten along with Dennis Kranyak, pending executive Vice President and
David Leitzke, pending Vice President and Director of Research and Development,
blended his written works into a software program that would assist people in trading in the stock market. Mr. Smitten filed for personal bankruptcy in
October 1999 in the U.S. Bankruptcy Court, Southern District of Florida, Case
No. 99-27663. It was discharged March 2000.

It is anticipated but not certain that upon the receipt of funding necessary to commence operations, the following individuals will join us in the following capacities:

----------------------------------- ---------- ----------------------------------------------------
     Name                           Age             Position
     ----                           ---             --------
----------------------------------- ---------- ----------------------------------------------------

Robert Thornton                     54         President, Treasurer and Director
----------------------------------- ---------- ----------------------------------------------------
David Leitzke                       34         Vice President - Research and Development and Director
----------------------------------- ---------- ----------------------------------------------------
Dennis Kranyak                      47         Executive Vice President and Director
----------------------------------- ---------- ----------------------------------------------------

Mr.  Thornton has been  president  and director of Robert G.  Thornton,  P.A., a privately held corporation, since December 1989. Mr. Thornton is a licensed real estate broker and mortgage broker in Florida. Additionally, he is a Certified
Estate Planner and member of the National Council of Certified Estate Planners.
Mr. Thornton received a BS in Aerospace Engineering from Auburn University. Mr.
Thornton currently engages in real estate consulting and estate planning approximately 60% of his time under the corporation, Robert G. Thornton, P.A.

From October 1996 to March 2001 Mr. Kranyak has been a private investor. From
May of 1976 to October 1996, Mr. Kranyak served in the US Navy as a Surface
Warfare Officer, retiring with the rank of Commander. He has been a member of the Society of Market Technicians since June 1997. From September of 2000 to present he has been web master for and owner of "UnRulyDog.com", an educational website focusing on stock market investing, technical analysis, money management, and position sizing. Mr. Kranyak received a B.S. degree from The
Citadel in May of 1976.

From January 2000 to date, David L. Leitzke has been Chief Information Officer of BJM International Services, Orlando, FL, a mutual fund administration firm.
From August, 1998 to date, he has been president of Howling Geezer Software,
Winter Park, FL, a software development firm. From July 1996 to July 1998, he was vice president of operations of Venture Alliance Group, Maitland FL, a seminar business. From July 1994 to July 1996, he was Manager of Information
Technology/Securities Principal of Executive Securities, Longwood FL, a broker dealer. From 1986to 1994 he was Nuclear Plant Operator/Instructor for the US
Navy. He has a BA from the University of Florida. Mr. Leitzke is a graduate of the U.S. Naval Nuclear Power School. Mr. Leitzke filed for personal bankruptcy in May 1998, U.S. Bankruptcy Court, Middle District of Florida (Orlando
Division), Case No. 98-042926B7. It was discharged in September 1998.

Our bylaws provide that the board of directors shall consist of a minimum of one member until changed by amendment to the applicable section of the bylaws, adopted by the majority of the voting power of the corporation. There is currently only one director. It is anticipated that upon commencement of their employment, Messrs. Thornton, Leitzke, and Kranyak will be elected as interim directors under the terms of our bylaws until the next election of directors, when they will stand for reelection with Mr. Smitten.

Family Relationships
--------------------

There are no family relationships among our officer, director, or persons nominated for or anticipated to assume such positions.

                                       21

Legal Proceedings
-----------------

Except for the bankruptcies of Mr. Smitten and Mr. Leitzke described above, no officer, director, or persons nominated for such positions, promoter or significant employee has been  involved in legal proceedings that  would be material to an evaluation of our management.

PART I - ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation
----------------------

From inception to date, we have not paid any compensation to our officer and director.

Employment Agreements
---------------------

---------------------------- ------------------------- ------------------------- ------------------------- -------------------------
Name                         Term of Agreement -       Monthly salary for        Salary renegotiated       Key man life insurance
                             Commencing upon selling   initial year              annually
                             minimum number of
                             shares under SEC
                             registration statement

                             for stock offering*

---------------------------- ------------------------- ------------------------- ------------------------- -------------------------
                             1 year thereafter, with   $7000                     Yes                       No
Richard Smitten              2 annual renewal options
---------------------------- ------------------------- ------------------------- ------------------------- -------------------------
                             1 year thereafter         $7000                     Yes                       No
Robert Thornton
---------------------------- ------------------------- ------------------------- ------------------------- -------------------------
David Leitzke                1 year thereafter, with   $7000                     Yes                       No
                             2 annual renewal options
---------------------------- ------------------------- ------------------------- ------------------------- -------------------------
Dennis Kranyak               1 year thereafter, with   $3500                     Yes                       No
                             2 annual renewal options
---------------------------- ------------------------- ------------------------- ------------------------- -------------------------

* This refers to a registration statement under the 1933 Act that we may file in the future.

The agreements are subject to certain termination provisions.  Compensation will be reviewed annually plus bonuses at our discretion.

The agreements may be terminated with no notice for cause, including, but not limited to the following:

o        Neglect of duties

o        Dishonesty or fraud

o        Theft

o        Breach of fiduciary duties

o        Breach of certain covenants in the agreement

                                       22

They may be terminated by the employee, at any time, for any reason whatsoever, upon one month written notice. They may be terminated by the employer, in its sole discretion and for any reason whatsoever, by providing the employee with 2 weeks' written notice of termination, or immediately, by paying the employee an amount equal to the period of notice.

All agreements contain a covenant not to compete which provides that the employee won't work for a competitor during the term of the agreement and for one year thereafter.

Board Compensation
------------------

Our director does not receive cash compensation for his services as director.

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have obtained from Mr. Smitten the exclusive right to utilize the information contained in both of his Jesse Livermore books as the basis of the Jesse
Livermore computer trading system. These books are:

o        "Jesse Livermore: World's Greatest Stock Trader."

o        "How To Trade in Stocks."

We issued Mr. Smitten 6,000,000 shares of common stock for these rights at par value for aggregate consideration of $6,000 based upon the funds he had expended in developing these rights. We have also obtained a full and exclusive, assignment from Mr. Leitzke as the developer of all his rights to the Jesse
Livermore Trading System and Virtual Trading Software.

Our website, Stockmarketsolutions.org, was acquired from Dennis Kranyak in exchange for the right to acquire 1,200,000 shares of common stock at par value of $.001 per share for aggregate consideration of $1,200. This pricing was based upon the amount of time and expenses incurred by Mr. Kranyak in developing the website.

We believe that all these transactions were entered into on terms as favorable as could have been obtained from unrelated third parties because, based upon our experience in the industry, we believe we would have had to pay independent third parties more for comparable assets or services.

We also owe Mr. Smitten $25,050, payable upon demand without interest for funds advanced for $22,500 of legal and $3,000 of accounting fees in connection with the filing of this registration statement. We made loan disbursements of $860 and $310 in 2001and 2000 to Mr. Smitten.

Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, other than the above transactions, we have not had any transactions with any promoter.

PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part. For a detailed description of the provisions of our articles of incorporation and bylaws, you should review these exhibits in their entirety.

                                       23

Common Stock
------------

We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share. As of the date of this registration statement, there were 18,000,000 shares of common stock issued and outstanding held by 80 shareholders of record.
All shares of common stock outstanding arevalidly issued, fully paid and non-assessable.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of
Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities.
There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Dividend Policy
---------------

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information
------------------

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales.
Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

                                       24

Penny Stock Considerations
--------------------------

Our shares will be "penny stocks" as that term is generally defined in the
Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or
$300,000 together with his or her spouse is considered an accredited investor.
In addition, under the penny stock regulations the broker-dealer is required to:

o        Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
o        Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
o        Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and
o        Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Dividends
---------

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant.

Reports to Shareholders
-----------------------

As a result of filing this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the
Securities and Exchange Commission.

                                       25

Where You Can Find Additional Information
------------------------------------------

For further information about us and the shares of common stock registered hereunder, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's
Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The
public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is also available at a web site maintained by the
SEC at http://www.sec.gov.

PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On or about January 31, 1999, we issued 6,000,000 shares to Mr. Smitten under the Software Rights/Book Rights Agreement dated January 1999, which we valued at par value. The aggregate consideration received was $6,000. The price per share for this transaction was $.001.

On or about February 1, 1999, we issued 1,200,000 for services to Mr. Kranyak in connection with website creation at par value, which was fair value based upon the time and effort of the service provider. The aggregate consideration received was $1,200. The price per share for this transaction was $.001.

Between April 1999 and August 2001, we sold 10,800,000 shares to 25 non-affiliated investors at par value. The aggregate consideration received was
$10,800. The price per share for these transactions was $.001.

These shares were issued in reliance upon Section 4(2) of the 1933 Act in view of the following:

o        None of  these issuances involved underwriters, underwriting discounts or commissions.
o        Restrictive legends were and will be placed on all certificates issued as described above.
o        The distribution did not involve general solicitation or advertising.
o        The distributions were made only to investors who were sophisticated enough to evaluate the risks of the investment.

           Although some of the investors may have also been accredited, we provided the following to all investors:

        o        Access to all our books and records.
        o        Access to all material contracts and documents relating to our operations.
        o        The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

                 Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business.  Prospective
                 Investors were also invited to visit our offices.

                                       26

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation and By-laws, subject to the provisions of Nevada
Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. Our By-laws provide when a person is sued, either alone or with others, because he is or was a director or officer of the corporation, or of another corporation serving at the request of this corporation, in any proceeding arising out of his alleged malfeasance in the performance of his duties or out of any alleged wrongful act against the corporation or by the corporation, he shall be indemnified for his reasonable expenses, including attorney's fees incurred in the defense of the proceedings, if both of the following conditions exist:

o        The person sued is successful in whole or in part, or the proceeding against him is settled with the approval of the court;  and
o        The court finds that his conduct fairly and equitably merits such indemnity.

The amount of such indemnity which may be assessed against the corporation, our receiver, or our trustee, by the court in the same or in a separate proceeding shall be so much of the expenses, including attorney's fees incurred in the defense of the proceeding, as the court determines and finds to be reasonable.
Application for such indemnity may be made either by the person sued or by the attorney or other person rendering services to him in connection with the defense, and the court may order the fees and expenses to be paid directly to the attorney, or other person, although he is not a party to the proceeding.
Notice of application for such indemnity shall be served upon the corporation, our receiver, or our trustee, or upon the plaintiff and other parties to the proceedings.

Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

                                       27

PART F/S. FINANCIAL STATEMENTS

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)

                              Financial Statements

                           December 31, 2001 and 2000

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)

                                    Contents
                                    --------

                                                                        Page(s)
                                                                        -------
Independent Auditors' Report                                                1

Balance Sheet                                                               2

Statements of Operations                                                    3

Statements of Changes in Stockholders' Equity (Deficiency)                  4

Statements of Cash Flows                                                    5

Notes to Financial Statements                                          6 - 12

                          Independent Auditors' Report
                          ----------------------------

To the Board of Directors of:
    Stock Market Solutions, Inc.

We have audited the accompanying balance sheet of Stock Market Solutions, Inc.
(a development stage company) as of December 31, 2001 and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for the years ended December 31, 2001 and 2000 and for the period from January 22,
1999 (inception of development stage) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Stock Market Solutions, Inc. as of
December 31, 2001, and the results of its operations, changes in stockholders'
equity (deficiency) and cash flows for the years ended December 31, 2001 and
2000, in conformity with accounting principles generally accepted in the United
States of America.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has operating losses since inception of
$35,472, a deficit accumulated during development the stage of $35,472 at
December 31, 2001; cash used in operations since inception of $26,472, a working capital deficit of $24,672 at December 32, 2001 and is a development stage company with no revenues. Those matters raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
March 17, 2002

                                       1

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 2001
                                -----------------

                                     Assets
                                     ------
Current Assets
Cash                                                                $      378
                                                                    ------------
Total Current Assets                                                       378
                                                                    ------------

Other Assets
Website                                                                  1,200
                                                                    ------------
Total Other Assets                                                       1,200
                                                                    ------------

Total Assets                                                        $    1,578
                                                                    ============

                    Liabilities and Stockholders' Deficiency
                    ----------------------------------------

Current Liabilities
Due to officer                                                      $   25,050
                                                                    ------------
Total Current Liabilities                                               25,050
                                                                    ------------

Stockholders' Deficiency
Common stock, $0.001 par value, 50,000,000 shares authorized,
  18,000,000 issued and outstanding                                     18,000
Deficit accumulated during development stage                           (41,472)
                                                                    ------------
Total Stockholders' Deficiency                                         (23,472)
                                                                    ------------

Total Liabilities and Stockholders' Deficiency                      $    1,578
                                                                    ============

                 See accompanying notes to financial statements

                                        2

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                            Statements of Operations
                            ------------------------

                                                          Year Ended December 31,             From January 22, 1999
                                                                                                  (Inception of
                                                                                              Development Stage) to
                                                                                                December 31, 2001
                                                          2001               2000
                                                     ---------------    ----------------    --------------------------

Operating Expenses
Legal                                             $         26,090   $            -      $                    26,090
General and administrative                                   2,690                 679                         3,382
Software impairment loss                                     6,000                -                            6,000
                                                     ---------------    ----------------    --------------------------
Total Operating Expenses                                    34,780                 679                        35,472
                                                     ---------------    ----------------    --------------------------

Loss from Operations                                        34,780                 679                        35,472
                                                     ---------------    ----------------    --------------------------

Net Loss                                                   (34,780)               (679)                      (35,472)
                                                     ===============    ================    ==========================

Net loss per share - basic and diluted            $           -      $            -      $                      -
                                                     ---------------    ----------------    --------------------------

Weighted average number of shares outstanding
during the period - basic and diluted                   17,689,904          16,946,726                    15,589,273
                                                     ---------------    ----------------    --------------------------

                 See accompanying notes to financial statements.

                                        3

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
           Statements of Changes in Stockholders' Equity (Deficiency)
            From January 22, 1999 (Inception of Development Stage) to
                                December 31, 2001
                                -----------------

                                                                             Deficit
                                                                           Accumulated
                                                    Common Shares            During
                                               ------------------------     Development
                                                Shares          Amount        Stage           Total
                                               ------------------------   --------------   -----------

Common stock issued to founders for
        book and software rights               6,000,000       $  6,000    $   (6,000)      $     -

Common stock issued for cash                   9,630,000          9,630            -           9,630

Common stock issued to vendor for
        website development                    1,200,000          1,200            -           1,200

Net loss, 1999                                        -              -            (13)           (13)
                                              ------------     -----------  ------------   ------------

Balance, December 31, 1999                    16,830,000         16,830        (6,013)        10,817

Common stock issued for cash                     310,000            310            -             310

Net loss, 2000                                        -              -           (679)          (679)
                                              ------------     -----------  ------------   ------------

Balance, December 31, 2000                    17,140,000         17,140        (6,692)        10,448

Common stock issued for cash                     860,000            860            -             860

Net loss 2001                                         -              -        (34,780)       (34,780)
                                              ------------     -----------  ------------   ------------

Balance, December 31, 2001                    18,000,000        $18,000      $(41,472)      $(23,472)
                                              ============     ===========  ============   ============

                 See accompanying notes to financial statements.

                                        4

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                            ------------------------

                                                            Year Ended December 31,            From January 22, 1999
                                                                                                   (Inception of
                                                                                               Development Stage) to
                                                                                                 December 31, 2001
                                                           2001                 2000
                                                     ------------------    ----------------    -----------------------
 Cash Flows from Operating Activities:
 Net loss                                         $           (34,780)  $            (679)  $                (35,472)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
 Software impairment loss                                       6,000                -                         6,000
 Changes in operating assets and liabilities:
 Increase (decrease) in:
                                                     ------------------    ----------------    -----------------------
 Net Cash Used In Operating Activities                        (28,780)               (679)                   (29,472)
                                                     ------------------    ----------------    -----------------------

 Cash Flows from Investing Activities:
 Payments for software development                               -                 (6,000)                    (6,000)
 Loan disbursements to officer                                   (860)               (310)                   (10,800)
                                                     ------------------    ----------------    -----------------------
 Net Cash Used In Investing Activities                           (860)             (6,310)                   (16,800)
                                                     ------------------    ----------------    -----------------------

 Cash Flows from Financing Activities:
 Proceeds from common stock issuance                              860                 310                     10,800
 Loan proceeds from officer                                    29,000               6,750                     35,850
                                                     ------------------    ----------------    -----------------------
 Net Cash Provided By Financing Activities                     29,860               7,060                     46,650
                                                     ------------------    ----------------    -----------------------

 Net Increase in Cash                                             220                  71                        378
                                                     ------------------    ----------------    -----------------------

 Cash at Beginning of Period                                      158                  87                       -
                                                     ------------------    ----------------    -----------------------

 Cash at End of Period                            $               378   $             158   $                    378
                                                     ==================    ================    =======================

 Supplemental Schedule of Non-Cash Investing and Financing Activities:
 ---------------------------------------------------------------------

 During 2001, an affiliate paid a vendor $3,000 on behalf on the Company.

                 See accompanying notes to financial statements.

                                        5

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001
                                -----------------

Note 1   Nature of Business and Summary of Significant Accounting Policies
--------------------------------------------------------------------------

         (A) Description of Business

Stock Market Solutions, Inc. (the "Company") was incorporated under the laws of the State of Nevada in June 1994. The Company was inactive until January 1999 when it entered the development stage. The Company offers computer programs designed to provide educational/instructional assistance and aid to stock market traders. The Company intends on leasing the program to customers via its website.

Activities during the development stage include development of a business plan, development of the computer software programs and intellectual property, establishment of a website, determining the market, and raising capital.

         (B) Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period presented. Actual results may differ from these estimates.

         (C) Cash Equivalents

For the purpose of the cash flow  statement,  the Company  considers  all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

         (D) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation.
Expenditures for maintenance and repairs are charged to expense as incurred.
Depreciation is provided using the straight-line method over the estimated useful life's of the assets of five to seven years.

         (E) Website Development Costs

In accordance with EITF Issue No. 00-2, the Company accounts for its website in accordance with Statement of Position No. 98-1 "Accounting for the Costs of
Computer Software Developed or Obtained for Internal Use" ("SOP 98-1").

SOP 98-1 requires the expensing of all costs of the preliminary project stage and the training and application maintenance stage and the capitalization of all internal or external direct costs incurred during the application development stage. The Company amortizes the capitalized cost of software developed or obtained for internal use over an estimated life of three years.

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001
                                -----------------

         (F) Software Development Costs

The Company accounts for the research and development costs and production costs of computer software to be sold, leased, or otherwise marketed in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the
Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" ("SFAS No.
86"). Under SFAS No. 86 all costs incurred to establish the technology feasibility of computer software to be sold, leased, or otherwise marketed are considered research and development expenses that are expensed as incurred.
Costs of producing product masters which include coding and testing performance subsequent to establishing technological feasibility but before the product is available for general release to customers are capitalized and amortized on a straight-line basis.

         (G) Long-Lived Assets

The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the non-discounted future cash flows of the enterprise are less than their carrying amount, their carrying amounts are reduced to fair value and an impairment loss is recognized.

         (H) Stock-Based Compensation

The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25,
"Accounting for Stock Issued to Employees," and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123,
"Accounting for Stock-Based Compensation," which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS
No. 123 had been applied.

The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS 123. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model.

         (I) Promoter Contribution

The Company accounts for assets provided to the Company by promoters in exchange for capital stock at the promoter's original cost basis. The value of services provided by the Company by its sole employee was nominal through December 31,
2002. Accordingly, no expense has been recognized.

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001
                                -----------------

         (J) Revenue Recognition

The Company intends on generating revenue from user subscriptions to the stock market trading and simulator programs. All customers will be offered a 30-day trial period in which they may receive a full refund and after such period, customers may cancel their subscriptions with 60 days notice. Revenue receipts from a customer during the customer's 30-day trial period will be recorded as a deferred liability and recognized when the refund period expires. Revenue receipts after the 30-day trial period will be recorded as a deferred liability and recognized as revenue on a pro-rata basis as earned over the service period.

         (K) Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards
No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109,
deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period, which includes the enactment, date.

         (L) Net Loss Per Common Share

Basic net income (loss) per common share (Basic EPS) excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted net income per share (Diluted EPS)
reflects the potential dilution that could occur if stock options or other contracts to issue common stock, such as convertible notes, were exercised or converted into common stock. At December 31, 2001, there were no common stock equivalents outstanding which may dilute future earnings per share.

         (M) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair
Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The carrying amounts of the Company's short-term financial instruments, including amount due to officer and affiliate approximate fair value due to the relatively short period to maturity for these instruments.

         (N) New Accounting Pronouncements

The Financial Accounting Standards Board has recently issued several new accounting pronouncements, which may apply, to the Company.

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001
                                -----------------

Statement No. 141 "Business Combinations" establishes revised standards for accounting for business combinations. Specifically, the statement eliminates the pooling method, provides new guidance for recognizing intangible assets arising in a business combination, and calls for disclosure of considerably more information about a business combination. This statement is effective for business combinations initiated on or after July 1, 2001. The adoption of this pronouncement on July 1, 2001 did not have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 142 "Goodwill and Other Intangible Assets" provides new guidance concerning the accounting for the acquisition of intangibles, except those acquired in a business combination, which is subject to SFAS 141, and the manner in which intangibles and goodwill should be accounted for subsequent to their initial recognition. Generally, intangible assets with indefinite lives, and goodwill, are no longer amortized; they are carried at lower of cost or market and subject to annual impairment evaluation, or interim impairment evaluation if an interim triggering event occurs, using a new fair market value method.
Intangible assets with finite lives are amortized over those lives, with no stipulated maximum, and an impairment test is performed only when a triggering event occurs. This statement is effective for all fiscal years beginning after
December 15, 2001. The Company believes that the future implementation of SFAS
142 on January 1, 2002 will not have a material effect on the Company's financial position, results of operations or liquidity.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement
Obligations." The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS
No. 143 is not expected to have a material impact on the Company's financial statements.

Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived
Assets" supercedes Statement No. 121 "Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121").
Though it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance. SFAS 144 excludes goodwill and intangibles not being amortized among other exclusions. SFAS 144 also supercedes the provisions of APB 30, "Reporting the Results of Operations," pertaining to discontinued operations. Separate reporting of a discontinued operation is still required, but SFAS 144 expands the presentation to include a component of an entity, rather than strictly a business segment as defined in SFAS 131, Disclosures about Segments of an
Enterprise and Related Information. SFAS 144 also eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for all fiscal years beginning after
December 15, 2001. The Company believes that the future implementation of SFAS
144 on January 1, 2002 will not have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment
of FASB Statement No. 13, and Technical Corrections," updates, clarifies, and simplifies existing accounting pronouncements. Statement No. 145 rescinds
Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the motor Carrier Act of 1980. Because the transaction has been completed, Statement 44 is no longer necessary. Statement 145 amends Statement
13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with FASB's goal requiring similar accounting treatment for transaction that have similar economic effects. The adoption of SFAS No. 145 is not expected to have a material impact on the Company's consolidated financial statements.

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001
                                -----------------

Note 2   Software and Impairment Loss
-------------------------------------

During 2000, pursuant to a consulting agreement, the Company paid $6,000 to a third party, who has an employment agreement with the Company for future employment, towards the development of its proprietary stock market trading software which is to be leased to users over the Company's website. The costs were capitalized on the balance sheet pursuant to SFAS No. 86. The Company intended to amortize these costs on a straight-line basis over a period of three years once the software was placed in service. The consulting agreement stipulates an additional $6,000 due upon completion of the entire job. At
December 31, 2001, the Company evaluated the recoverability of the capitalized software cost and due to the uncertainty recognized an impairment loss of
$6,000.

Note 3   Website
----------------

During the year ended December 31, 1999, the Company capitalized $1,200 in common stock paid to a third party contractor to develop the Company's website.
This agreement with the contractor grants the Company exclusive ownership and permission to the website. (See Note 5) Amortization over a three year period began when the website was placed in service subsequent to year end in February
2002.

Note 4   Due to Officer
------------------------

Amounts due to officer are non-interest bearing, uncollateralized, promissory notes which are due on demand. The notes are dated July 16, 2001 for $3,000 and
December 31, 2001 for $22,500. (See Note 6)

Note 5 Stockholders' Equity (Deficiency)
------------------------------------------

The Company issued 6,000,000 common shares to its principal founder in exchange for book and software rights. As the founder had a zero cost basis in the rights, the par value of the common stock totaling $6,000 or $0.001 per share was charged to accumulated deficit since there was no additional paid-in capital in the Company at that time.

                                       10

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001
                                -----------------

In 1999, the Company paid 1,200,000 common shares to a website vendor. The shares were valued at the contemporaneous offering price of $0.001 per share or
$1,200. (See Note 3)

During 1999, the Company sold 9,630,000 common shares for $0.001 per share or an aggregate $9,630.

During 2000, the Company sold 310,000 common shares for $0.001 per share or an aggregate $310.

During 2001, the Company sold 860,000 common shares for $0.001 per share or an aggregate $860.

Note 6   Related Parties
------------------------

An officer loaned the Company $3,000 and $22,500 as of December 31, 2001.
(See Note 4)

Note 7   Income Taxes
---------------------

There was no income tax expense for the years ended December 31, 2001 and 2000 due to the Company's net losses.

The Company's tax expense differs from the "expected" tax expense for the year ended December 31, 2001 and 2000, (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

                                                                                             From January 22, 1999
                                                                                                 (inception of
                                                                                             development stage) to
                                                            2001              2000             December 31, 2001
                                                        --------------    -------------    --------------------------
Computed "expected" tax expense (benefit)            $       (11,825)  $         (231)  $                   (12,060)
Effect of net operating loss carryforward                     11,825              231                        12,060
                                                        --------------    -------------    --------------------------
                                                     $          -      $         -      $                      -
                                                        ==============    =============    ==========================

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2001 are as follows:

Deferred tax assets:
Net operating loss carryforward                      $        12,060
                                                        --------------
Total gross deferred tax assets                               12,060
Less valuation allowance                                     (12,606)
                                                        --------------
Net deferred tax assets                              $          -
                                                        ==============

The Company has a net operating loss carryforward of approximately $35,472 available to offset future taxable income expiring in 2019 through 2021.

The valuation allowance at December 31, 2000 was $231. The net change in valuation allowance during the year ended December 31, 2001 was an increase of
$11,829.

                                       11

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001
                                -----------------

Note 8   Commitments
--------------------

The Company entered into employment agreements (the "Agreements") with four individuals. Each Agreement becomes effective upon completion of the planned registration of selling security holders of Stock Market Solutions, Inc., is good for a term of one year, and stipulates annual cash compensation

Note 9 Going Concern
----------------------

As reflected in the accompanying financial statements, the Company has operating losses since inception of $35,472, an accumulated deficit of $35,472 at December
31, 2001; cash used in operations since inception of $26,472, a working capital deficit of $24,672, and is a development stage company with no revenues. The ability of the Company to continue as a going concern is dependent on the
Company's ability to further implement its business plan, raise capital, and generate revenues. The Company is in process of filing a registration statement with the United States Securities and Exchange Commissions and will then file with the National Association of Securities Dealers ("NASD") to become quoted on the Over the Counter Bulletin Board ("OTCBB"). Management believes this will enhance the Company's ability to raise the capital necessary to implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                       12

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)

                              Financial Statements
                                   (Unaudited)

                                 March 31, 2002

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)

                                    Contents
                                    --------

                                                                         Page
                                                                         -----

Balance Sheets                                                             1

Statements of Operations                                                   2

Statements of Cash Flows                                                   3

Notes to Financial Statements                                              4

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                                 Balance Sheets
                                 --------------
                                   (Unaudited)

                                     Assets
                                     ------

                                                                          March 31, 2002         December 31, 2001
                                                                        -------------------   ------------------------
Current Assets
Cash                                                                 $                201                        378                                                                                          $
                                                                        -------------------   ------------------------
Total Current Assets                                                                  201                        378
                                                                        -------------------   ------------------------

Other Assets
Website, net of accumulated amortization of $50 and $0                              1,150                      1,200
                                                                        -------------------   ------------------------
Total Other Assets                                                                  1,150                      1,200
                                                                        -------------------   ------------------------

                                                                        -------------------   ------------------------
Total Assets                                                         $              1,351                      1,578                                                                                          $
                                                                        ===================   ========================

                    Liabilities and Stockholders' Deficiency
                    ----------------------------------------

Current Liabilities
Accounts payable                                                     $              3,000                       -                                                                                             $
Due to Officer                                                                     25,050                     25,050
                                                                        -------------------   ------------------------
Total Current Liabilities                                                          28,050                     25,050
                                                                        -------------------   ------------------------

Stockholders' Deficiency
Common stock, par value $0.001, 50,000,000 shares authorized,
   18,000,000 shares issued and outstanding                                        18,000                     18,000
Deficit accumulated during development stage                                      (44,699)                   (41,472)
                                                                        -------------------   ------------------------
Total Stockholders' Deficiency                                                    (26,699)                   (23,472)
                                                                        -------------------   ------------------------

Total Liabilities and Stockholder's Deficiency                       $              1,351                      1,578                                                                                          $
                                                                        ===================   ========================

                 See accompanying notes to financial statements.

                                        2

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                            Statements of Operations
                            ------------------------
                                   (Unaudited)

                                                                                                   From January 22,
                                                                                                  1999 (Inception of
                                                                                                  Development Stage)
                                                                   Three Months Ended                     to
                                                                       March 31,                    March 31, 2002
                                                                 2002              2001
                                                            ---------------    --------------    ---------------------

Operating Expenses
Legal                                                    $           -      $        22,500   $               26,090
Software impairment loss                                             -                 -                       6,000
Accounting                                                          3,000              -                       3,000
General and administrative                                            227             1,047                    3,609
                                                            ---------------    --------------    ---------------------
Total Operating Expenses                                            3,227            23,547                   38,699
                                                            ---------------    --------------    ---------------------

Loss from Operations                                                3,227            23,547                   38,699
                                                            ---------------    --------------    ---------------------

Net Loss                                                           (3,227)          (23,547)                 (38,699)
                                                            ===============    ==============    =====================

Net loss per share - basic and diluted                   $           -      $          -      $                 -
                                                            ===============    ==============    =====================

 Weighted average number of shares outstanding during
   the period - basic and diluted                              18,000,000        17,140,000               15,775,669
                                                            ===============    ==============    =====================

                 See accompanying notes to financial statements.

                                        3

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                             Statements of Cash Flow
                             -----------------------
                                   (Unaudited)

                                                                                                   From January 22,
                                                                                                  1999 (Inception of
                                                                                                  Development Stage)
                                                                       Three Months Ended                 to
                                                                           March 31,               March 31, 2002
                                                                     2002            2001
                                                                  -----------     -----------    ---------------------
Cash Flows from Operating Activities:
Net loss                                                       $     (3,227)   $    (23,547)  $              (38,699)
Adjustments to reconcile net loss to net cash used in
  operating activities:
Amortization                                                             50            -                          50
Software impairment loss                                              -               -                        6,000
Changes in operating assets and liabilities:
Increase (decrease) in:
Accounts payable                                                      3,000            -                       3,000
                                                                  -----------     -----------    ---------------------
Net Cash Used In Operating Activities                                  (177)        (23,547)                 (29,649)
                                                                  -----------     -----------    ---------------------

Cash Flows from Investing Activities:
Loan disbursements to officer                                          -               -                     (10,800)
Repayment for software development                                     -               -                      (6,000)
                                                                  -----------     -----------    ---------------------
Net Cash Used In Investing Activities                                  -            (23,547)                 (16,800)
                                                                  -----------     -----------    ---------------------

Cash Flows from Financing Activities:
Proceeds from common stock issuance                                    -               -                      10,800
Loan proceeds from officer                                             -             26,000                   35,850
                                                                  -----------     -----------    ---------------------
Net Cash Provided By Financing Activities                              -             26,000                   46,650
                                                                  -----------     -----------    ---------------------

Net Increase (Decrease) in Cash                                        (177)          2,453                      201
                                                                  -----------     -----------    ---------------------

Cash at Beginning of Period                                             378             158                     -
                                                                  -----------     -----------    ---------------------

Cash at End of Period                                          $        201    $      2,611   $                  201
                                                                  ===========     ===========    =====================

                 See accompanying notes to financial statements.

                                        4

                          Stock Market Solutions, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 2002
                                 --------------
                                   (Unaudited)

Note 1  Basis of Presentation
-----------------------------

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange
Commission for interim financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the audited financial statements and footnotes for the years ending December 31, 2001 and 2000 included in the Company's Form
10-SB, as amended.

Note 2 Going Concern
---------------------

As reflected in the accompanying unaudited financial statements, the Company is inactive, has no revenues, has continuing losses, has cash used in operations since inception of $29,649, and has a deficit accumulated during its development stage of $44,699 at March 31, 2002. The ability of the Company to continue as a going concern is dependent on the Company's ability to identify an acquisition or merger candidate or develop a business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management intends on seeking a merger candidate or developing a new business plan. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern.

                                       5

PART III - ITEM 1.  EXHIBITS

Item 3

1        Articles of Incorporation of the Registrant.(1)
2        Bylaws of the Registrant (1)
3        Certificate of Amendment of Articles of Incorporation
4        Certificate of Amendment of Articles of Incorporation

Item 4

1        Form of common stock Certificate of the Registrant.(1)
2        Form of preferred stock Certificate of the Registrant.(1)

Item 10

1.       Software Rights Agreement/Book Rights Agreement with Mr. Smitten
2.       Website Rights Agreement with Mr. Kranyak
3.       Consulting Agreement and Assignment of Software Rights with Mr. Leitzke
4.       Employment Agreement with Mr. Smitten
5.       Employment Agreement with Mr. Thornton, including letter amendment
6.       Employment Agreement with Mr. Leitzke, including letter amendment
7.       Employment Agreement with Mr. Kranyak, including letter amendment
8.       Promissory Note to Mr. Smitten - $3,000
9.       Promissory Note to Mr. Smitten - $22,500

Item 23

     1        Consent of Salberg & Company, P.A.

     All other Exhibits called for by Rule 601 of Regulation SB-2 or SK are not applicable to this filing.

               (1)Information pertaining to our common stock is contained in our
Articles of Incorporation and By-Laws.

                                       28

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Stock Market Solutions, Inc. (Registrant)

Date: April 21, 2002

By:   /s/ Richard Smitten
          Richard Smitten
          President and Principal Executive Officer,
          Principal Financial Officer and
          Principal Accounting Officer

                                       29

                                  EXHIBIT INDEX

Item 3                                                                              Page
                                                                                    ----

1.       Articles of Incorporation of the Registrant                                33
2.       Bylaws of the Registrant                                                   35
3.       Certificate of Amendment of Articles of Incorporation                      51
4.       Certificate of Amendment of Articles of Incorporation                      53

Item 10

1.       Software Rights Agreement/Book Rights Agreement with Mr. Smitten           54
2.       Website Rights Agreement with Mr. Kranyak                                  56
3.       Consulting Agreement and Assignment of Software Rights with Mr. Leitzke    58
4.       Employment Agreement with Mr. Smitten                                      60
5.       Employment Agreement with Mr. Thornton, including letter amendment         64
6.       Employment Agreement with Mr. Leitzke, including letter amendment          69
7.       Employment Agreement with Mr. Kranyak, including letter amendment          74
8.       Promissory Note to Mr. Smitten - $3,000                                    79
9.       Promissory Note to Mr. Smitten - $22,500                                   80

Item 23

1        Consent of Salberg & Company, P.A.                                         81